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                              September 20, 2023

       Vicky Zhang
       Chief Financial Officer
       Adlai Nortye Ltd.
       c/o PO Box 309, Ugland House
       Grand Cayman, KY1-1104
       Cayman Islands

                                                        Re: Adlai Nortye Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed September 12,
2023
                                                            File No. 333-273465

       Dear Vicky Zhang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       June 30, 2023 Financial Statements
       15. Financial Liabilities at FVTPL, page F-84

   1. It appears that the dates by which a Qualified IPO must occur as defined on page F-85 have now passed. Please
clarify or confirm and revise your document to address as/if applicable. If so, also
revise to disclose: i) whether the holders of your various series of preferred shares intend
to either convert into ordinary shares or require the Company to redeem such preferred
shares, if known; and ii) the expected financial statement
                                                        implications of such
potential conversion and/or redemption subsequent to June 30, 2023.
 Vicky Zhang
Adlai Nortye Ltd.
September 20, 2023
Page 2

       You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameVicky Zhang
                                                         Division of
Corporation Finance
Comapany NameAdlai Nortye Ltd.
                                                         Office of Life
Sciences
September 20, 2023 Page 2
cc:       Ke Geng
FirstName LastName